SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                   (Mark One)


[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

           For the fiscal year ended                          December 31, 1999

                                                                 or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from               __________ to __________

Commission file number:                     001-12351


                             METRIS RETIREMENT PLAN

                              METRIS COMPANIES INC.

       600 South Highway 169, Suite 1800, St. Louis Park, Minnesota 55426

Financial Statements and Exhibits

(a)      Financial Statements

     The Metris Retirement Plan (the "Plan") became effective as of January 1, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 1999 and 1998.

(b)      Exhibit

        (1)     Consent of Independent Certified Public Accountants

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  Metris Retirement Plan

                                                  ----------------------
                                                 (Name of Plan)




                                                 By: Jean C. Benson
                                                 Jean C. Benson
                                                 on behalf of the Benefits
                                                 Committee, as Plan
                                                 Administrator

Dated: June 26, 2000

                             Metris Retirement Plan

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998

                             METRIS RETIREMENT PLAN

                                TABLE OF CONTENTS

Independent Auditors' Report...................................................1

Statements of Net Assets Available for Benefits as of December 31, 1999
   and 1998....................................................................2

Statements  of Changes in Net Assets  Available for Benefits for the Years
   Ended December 31, 1999 and 1998............................................3

Notes to the Financial Statements..............................................4

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes .......7

                          Independent Auditors' Report

     The Plan Administrator
     Metris Retirement Plan:

     We have audited the accompanying statements of net assets available for benefits of the Metris Retirement Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     /s/  KPMG LLP



     KPMG LLP
     Minneapolis, Minnesota
     May 31, 2000


                             Metris Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                            December 31,

                                                    1999                   1998
                                                    ----                   ----
Assets:
   Investments, at fair value:
   Mutual funds of trustee bank................ $ 8,325,284           $4,162,263
   Metris Companies Inc. common stock..........   2,280,428              668,559
   Participant loans...........................     240,141               71,955
                                                -----------           ----------

   Total investments..........................   10,845,853            4,902,777

   Accrued income.............................        3,353                1,874
                                                -----------           ----------
   Total assets held by trustee...............   10,849,206            4,904,651

   Contributions receivable:
   Employer...................................       43,171               21,006

   Employees..................................      193,122               90,315
                                                -----------           ----------

   Total assets...............................   11,085,499            5,015,972

Liabilities:
   Excess contributions payable...............      191,223                   --
                                                -----------           ----------
   Total liabilities..........................      191,223                   --
                                                -----------           ----------
   Net assets available for benefits..........  $10,894,276           $5,015,972
                                                ===========           ==========


               See Accompanying Notes to the Financial Statements


                             Metris Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                             Year Ended December 31,

                                                        1999            1998
                                                        ----            ----
Contributions:
     Employer ..................................   $  1,192,757    $    777,453
     Employees .................................      3,032,051       1,543,102
Rollovers ......................................      1,308,712       1,283,822

Investment income:
     Dividends .................................         65,791          37,185
     Interest ..................................         39,902          18,685
     Net realized/unrealized appreciation in
       fair value ..............................      1,317,106         410,439
                                                   ------------    ------------
     Total investment income ...................      1,422,799         466,309

Benefits paid to participants ..................       (886,792)       (454,414)
Excess contributions to be refunded ............       (191,223)             --
                                                   ------------    ------------

     Increase in net assets available for
        benefits................................      5,878,304       3,616,272

Net assets available for benefits:
     Beginning of year..........................      5,015,972       1,399,700
                                                   ------------    ------------
     End of year ...............................   $ 10,894,276    $  5,015,972
                                                   ============    ============

               See Accompanying Notes to the Financial Statements

                             METRIS RETIREMENT PLAN

                          Notes to Financial Statements

(1) Summary Description of the Plan

The following description of the Metris Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan, which commenced activity on January 1, 1997, is a defined contribution profit sharing plan sponsored and administrated by Metris Companies Inc. and subsidiaries (the "Company").

     (a) Eligibility

         The eligibility requirements for Plan participation allow Company employees to enroll in the Plan on the first day of the month following employment. Participants are eligible to receive Company matching contributions after 12 months of service in which they have worked 1,000 hours. The Plan also allows the Company to use non-vested Company matching contributions forfeited by terminated participants to first reduce Plan administrative expenses and then future employer contributions.

     (b) Contributions

          Employees may contribute from one to fifteen percent of their compensation before federal income taxes to the Plan through payroll deductions. For each plan year, the Company is required to make a matching contribution equal to 50% of an employees contribution up to 6% of their recognized compensation. The employer matching contribution will be credited to the participants employer matching account. The Company may also elect to make discretionary matching contributions and discretionary profit sharing contributions to the Plan. The discretionary matching contribution will equal a percentage, as determined by its Board of Directors, of the participants eligible salary for the Plan year and will be credited to the employer contribution account. The Company may elect to make a discretionary profit sharing contribution to the Plan, in an amount determined by its Board of Directors. Any employee who is eligible to participate in the plan, will have credited to their employer contributions account, an amount in the proportion which their recognized compensation bears to the total recognized compensation of all those who are eligible to participate in the Plan. Amounts credited to the participant's employer matching account will be 100% vested upon contribution, while those amounts credited to the participant's employer contributions account will vest ratably over three years of service. In the event of a participant's death, disability, or retirement, all Company contributions are 100% vested.

     (c) Investment Elections

         Participants may change investment elections on any day during the month. The investment options available are the First American Balanced Fund, First American Equity Index Fund, First American Large Cap Value Fund, First American Prime Obligation Fund, First American International Fund, First American Mid Cap Value Fund and the Metris Companies Inc. Common Stock Fund. The last three investment options were added to the Plan during 1998.

     (d) Loans

         Participants in the Metris Retirement Plan have the option of borrowing against their account balances. Participants are able to obtain loans up to 50% of their vested account balance, not less than $1,000 or in excess of $50,000. The interest rate charged on the outstanding loan principal is equal to one percent over Prime. For the years ended December 31, 1999 and 1998, the interest rates fluctuated between 8.75% and 10.00%.

     (e) Distributions

         Benefits may be distributed as follow:

         Withdrawals during employment from employee and vested Company matching contributions are permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals are made in compliance with provisions established by the Internal Revenue Service (IRS).

         The participants can choose when their vested benefits are distributed after employment terminates or the age of 59 1/2 is attained. If the amount of vested benefits is $5,000 or less, payment will be made as of the first valuation date following the date employment ended.

         Effective May 1, 2000, the Plan changed its trustee from US Bank Trust National Association to Scudder Trust Company. Amounts remaining in each fund under the previous trust agreement were distributed to similar fund types under the new trust agreement. One additional fund type was added under the new trust agreement, the PIMCO Total Return Fund. The following table illustrates the conversion of funds from US Bank Trust National Association to Scudder Trust Company:


         US Bank Trust National Association                        Scudder Trust Company
         ----------------------------------                        ---------------------


         First American Balanced Fund                              Scudder Balanced Fund

         First American Equity Index Fund                          Scudder Stock Index Fund

         First American Large Cap Value Fund                       Scudder Large Company Growth Fund

         First American Prime Obligation Fund                      Scudder Stable Value Fund

         First American International Fund                         Scudder International Fund

         First American Mid Cap Value Fund                         Scudder Enterprise Fund

         Metris Companies Inc. Common Stock Fund                   Metris Companies Inc. Common Stock Fund



(2)  Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis and include the following significant accounting policies:

     (a) Investments

         Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan. The trustee has been granted discretionary authority concerning purchases and sales of investments in the funds and custodial responsibility for most of the Plan's assets.

         The fair value of investments held is based on published market quotations on the last business day of the year. Participant loans are valued at cost, which approximates fair value. Interest income from trustee-managed investment funds is recorded as accrued. Realized investment gains and losses are determined using the specific-identification method. Purchases and sales of securities are recorded on a trade-date basis.

     (b) Expenses

         All Plan and trust expenses, except for investment management fees and brokerage commissions of the mutual funds, are paid by the Company.

     (c) Use of Estimates

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and changes in net assets available for plan benefits for the reporting period. Actual results could differ significantly from those estimates.

(3)  Investments

The following investments, stated at fair value, exceeded 5% of the Plan's end of year net assets:

                                                              December 31,
                                                         1999            1998
                                                         ----            ----

First American Balanced Fund ...................      $  950,357      $  531,797

First American Equity Index Fund ...............       2,848,698       1,257,405

First American Large Cap Value Fund ............       2,008,372       1,428,823

First American Prime Obligation Fund ...........         762,407         476,483

First American International Fund ..............         723,387         113,356

Metris Companies Inc. Common Stock Fund ........       2,864,140         814,093


(4)  Tax Status

The IRS has determined and informed the Company by a letter dated October 20, 1998 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

(5)  Obligation for Retirement Benefits

Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to such provisions of the law as may be applicable. In the event that the Plan is terminated, all participants will be fully vested.

The Company's contributions are designed to accumulate funds needed to provide retirement benefits to its employees. The Plan does not provide for a predetermined retirement income.

(6)  Party-in-interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applies. US Bank Trust National Association is a party-in-interest as defined by the Act as a result of its investing plan assets in its mutual fund. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by the Act.

                                                                      Schedule I

                             Metris Retirement Plan

            Item 27a-Schedule of Assets Held for Investment Purposes

                                                             December 31, 1999

                                                          Shares      Fair Value

Loan Account (8.75% to 10.00%) .................              --     $   240,141

First American Balanced Fund * .................          76,642         950,357

First American Equity Index Fund * .............         100,130       2,848,698

First American Large Cap Value Fund * ..........          94,556       2,008,372

First American Prime Obligation Fund * .........         762,407         762,407

First American International Fund * ............          30,104         723,387

First American Mid Cap Value Fund * ............          34,330         448,351

Metris Companies Inc. Common Stock Fund * ......         149,119       2,864,140
                                                         -------     -----------
Total ..........................................                     $10,845,853
                                                                     ===========

*Party-in-interest investment.

See accompanying independent auditors' report.